UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

SCHICK TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK $0.01 PAR VALUE
(Title of Class of Securities)

806683108
(CUSIP Number)

LISA SCHWARTZ
GENERAL COUNSEL
GREYSTONE & CO., INC.
152 WEST 57TH STREET
NEW YORK, NY 10019
(212) 649-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806683108	SCHEDULE 13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON: Greystone Funding Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): 54 - 1690128

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
(see instructions)			(b)	[ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions)
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF	7	SOLE VOTING POWER
SHARES		4,000,000 Shares
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		4,000,000 Shares

	10	SHARED DISPOSITIVE POWER
0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000 Shares

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)				[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.69%

14		TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 806683108	SCHEDULE 13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON: Stephen Rosenberg

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
(see instructions)			(b)	[ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS (see instructions)
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)				[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		4,000,000 Shares
REPORTING
PERSON	9	SOLE DISPOSITIVE POWER
WITH		0

	10	SHARED DISPOSITIVE POWER
4,000,000 Shares

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,000,000 Shares

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES (see instructions)				[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.69%

14		TYPE OF REPORTING PERSON (see instructions)
IN

Statement for Schedule 13D

This Amendment No. 4 to Schedule 13D is being filed on behalf of Greystone Funding Corporation, a Virginia corporation (“Greystone”) and Stephen Rosenberg with respect to the common stock, par value $0.01 per share (“Common Stock”), of Schick Technologies, Inc., a Delaware corporation (“Schick”). This Amendment No. 4 amends the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2000 (“Initial Statement”) as amended by Amendments No. 1, No. 2 and No. 3 thereto filed on April 9, 2004, April 10, 2006 and April 11, 2006, respectively, by Greystone. The Initial Statement is hereby amended and supplemented as follows:

Item 1.             Security and Issuer

This statement relates to common stock, par value $0.01 per share of Schick. The principal offices of Schick are located at 31-00 47th Avenue, Long Island City, New York 11101.

Item 2.             Identity and Background

(a)	This statement is filed by Greystone and Stephen Rosenberg (collectively, the “Reporting Persons”).

(b)	The business address of Mr. Rosenberg is 152 West 57th Street, 60th Floor, New York, NY 10019, and the business address of Greystone is 419 Belle Air Lane, Warrenton, VA 20186.

(c)
Mr. Rosenberg’s present principal occupation involves, among other things, investing in real estate individually and through investment vehicles and originating and securitizing loans. Greystone Funding Corporation invests primarily in real estate related transactions.

(d)	During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Rosenberg is a citizen of the United States of America. Greystone is a corporation organized under the laws of the Commonwealth of Virginia.

CUSIP No. 806683108	SCHEDULE 13D	Page 5 of 7 Pages

Item 3.            Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.            Purpose of the Transaction

In connection with the agreement described in Item 6 below, Greystone pledged 4,000,000 shares of the Common Stock to secure a loan to it in an amount of up to $60,765,000.

Item 5.            Interest in Securities of the Issuer

(a)
As of the date hereof, Greystone is the registered holder of 4,000,000 shares of Schick’s Common Stock. Such shares of common stock represent approximately 23.69% of Schick’s Common Stock outstanding.

Mr. Rosenberg may be deemed to own beneficially all Common Stock owned by Greystone by virtue of his ownership of 100% of the outstanding voting securities of Greystone.

(b)
Mr. Rosenberg shares with Greystone the power to cast or direct the casting of votes on 4,000,000 shares of Schick’s Common Stock and shares the power to dispose or direct the disposition of such shares. Such shares of Common Stock represent approximately 23.69% of Schick’s Common Stock outstanding.

(c)
Except for the transactions referred to in Item 4 above, there have not been any transactions with respect to Schick’s Common Stock between the date of the most recent filing on Schedule 13D and the date of this Schedule 13D by either of the Reporting Persons referred to herein.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

(e)	Not applicable.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Effective as of June 2, 2006, Greystone entered into a Margin Loan Agreement by and among Greystone, Greystone & Co., Inc. and Citibank, N.A. (“Citibank”) (the “Margin Loan Agreement”), which provides for a total loan commitment amount from Citibank to Greystone of up to $60,765,000. All amounts outstanding under the Margin Loan Agreement over the term of the loan are, and will be, secured by 4,000,000 shares of the Common Stock pursuant to a Security Agreement, effective as of June 2, 2006, between Greystone and Citibank. As of June 2, 2006, the total amount outstanding under the Margin Loan Agreement was $17,000,000, which loan proceeds were used to repay the $17,000,000 outstanding under the Financing Agreement, effective as of May 12, 2005, as amended, by and among Greystone,

CUSIP No. 806683108	SCHEDULE 13D	Page 6 of 7 Pages

Greystone Loan Funding, L.L.C. and Bank of America N.A (the “Financing Agreement”) at which time the Financing Agreement and the pledge of the Common Stock thereunder were terminated.

As of the date hereof, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of Schick, except as disclosed in this Item 6 or in Item 4.

Item 7.            Material to be Filed as Exhibits

Exhibit G        Joint Filing Agreement, as of the date hereof, by and between Stephen Rosenberg and Greystone Funding Corporation.

CUSIP No. 806683108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true and complete.

Dated: June 14, 2006

/s/ Stephen Rosenberg
Stephen Rosenberg

GREYSTONE FUNDING CORPORATION

By:	/s/ Stephen Rosenberg
Name: Stephen Rosenberg
Title: Director

EXHIBIT G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Schick Technologies, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 14th day of June, 2006.

/s/ Stephen Rosenberg
Stephen Rosenberg

GREYSTONE FUNDING CORPORATION

By:	/s/ Stephen Rosenberg
Name: Stephen Rosenberg
Title: President